600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

November 27, 2003

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
TSX Venture Exchange

Dear Sirs:

Subject:               TransGlobe Energy Corporation

We confirm that the following material was sent by pre-paid mail on November 26, 2003 to the registered shareholders of the common shares of the subject Corporation:

          1.          Third Interim Report for the nine months ended September 30, 2003

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation’s Supplemental Mailing List as defined in the Canadian Securities Administrators’ National Instrument 54-102.

Yours truly,

“signed by”

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc:	TransGlobe Energy Corporation
Attention:Margaret Wardle